

DIVISION OF
CORPORATION FINANCE

April 16, 2007

Via Facsimile at (646) 390-6784 and U.S. Mail

Mr. David Sandberg
Red Oak Capital Partners, LLC
145 Fourth Avenue, Suite 15A
New York, New York 10003

Re: The Female Health Company
       Schedule TO-T
       Filed by Red Oak Partners, LLC
       Filed March 30, 2007
       File No. 005-80992

Dear Mr. Sandberg:

We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO

1.   The cover page identifies Red Oak Partners LLC as the offeror. However, the signature page identifies Red Oak Fund LP as the offeror. Please clarify which entity is the offeror. Further, to the extent you believe that Red Oak Fund LP is the offeror, please advise as to what consideration you gave to identifying Red Oak Capital Partners LLC as a co-offeror in connection with the transaction.

2.   We note your statement that Item 10 of Schedule TO is "not applicable" to the offer. Please advise us as to why you believe that the offeror's financial statements are not material. See Section II.G.2.a. of SEC Release No. 33-7760 (October 22, 1999). Alternatively, provide the information required by Item 1010(a)-(c) of Regulation M-A, as applicable.

Offer to Purchase

Terms of the Offer; Proration; Expiration Date, page 7

3.   We note your disclosure that you may not be able to take up and pay for the shares until five Nasdaq trading days following the expiration of the offer. Please explain why this complies with the prompt payment requirements of Rule 14e-1(c).

4.   We note your disclosure that your Depositary may retain shares tendered and delay acceptance for payment, subject to the provisions of Rule 14e-1(c). These appear to be contradictory disclosures, since the rule requires that you promptly pay for or return the tendered securities. Please revise.

Acceptance for Payment and Payment, page 9

5.   We note that you expect to return unpurchased shares "as promptly as practicable," rather than "promptly" as Rule 14e-1(c) requires. Please revise.

Withdrawal Rights, page 14

6.   Please revise your statement that tenders of shares are irrevocable except as described in Section 4 to include the information that any shares that have not been paid for or returned sixty days after the commencement of the offer may be withdrawn pursuant to Section 14(d)(5) of the Exchange Act.

Background of the Offer, page 18

7.   Please revise this section to include information about the reasons for entering into the Standstill Agreement.

Conditions to the Offer, page 20

8.   We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, please revise the language in the parenthetical in subparagraph (a) to provide shareholders with more specificity about events triggering the condition. The language "any change (or condition, event or development involving a prospective change)" is too vague to offer much guidance.

Closing Comment

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- that filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- that filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

     If you have any questions please contact me at (202) 551-3267 or by facsimile at (202) 772-9203.

                       Very truly yours,

                       Julia E. Griffith
                       Special Counsel
                       Office of Mergers and
                       Acquisitions